MATCH GROUP, INC.

8300 Douglas Avenue
Suite 800
Dallas, TX 75225

July 1, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

RE:                           Match Group, Inc.
Registration Statement on Form S-4
Filed July 1, 2016

Ladies and Gentlemen:

Reference is made to the above referenced Registration Statement on Form S-4, as may be amended from time to time (the “Registration Statement”), of Match Group, Inc. (the “Registrant”), registering the offer to exchange (the “Exchange Offer”) an aggregate principal amount of up to $445,172,000 of 6.75% notes due 2022 of the Registrant (the “2022 exchange notes”) for an equal principal amount of outstanding 6.75% notes due 2022 of the Registrant (the “2022 old notes”) and an aggregate principal amount of up to $400,000,000 of 6.375% notes due 2024 of the Registrant (the “2024 exchange notes” and, together with the 2022 exchange notes, the “exchange notes”) for an equal principal amount of outstanding 6.375% notes due 2024 of the Registrant (the “2024 old notes” and, together with the 2022 old notes, the “old notes”).  The Registrant is registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Registrant has not entered into any arrangement or understanding with any person to distribute the exchange notes and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes.  In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the exchange notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (May 13, 1988) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemption from those requirements.  The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Registrant will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds old notes acquired for its own account as a result of market making activities or other trading activities, and who receives exchange notes in exchange for such old notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner:  (1) represents that it is participating in the Exchange Offer for its own account and is exchanging old notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the exchange notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes; however, by so acknowledging and by delivering a prospectus, such broker dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

See Shearman & Sterling (July 2, 1993).

[SIGNATURE PAGE FOLLOWS]

Sincerely,

MATCH GROUP, INC.

By:	/s/ Gary Swidler
Name: Gary Swidler
Title: Chief Financial Officer

cc:	Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Ante Vucic, Wachtell, Lipton, Rosen & Katz
Kendall F. Handler, Wachtell, Lipton, Rosen & Katz